

April 14, 2011

Via E-mail
Mr. Philip W. Tomlinson
Principal Executive Officer and Chairman of the Board
Total System Services, Inc.
One TSYS Way
Columbus, Georgia 31901

> **Re:   Total System Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **File No. 001-10254**

Dear Mr. Tomlinson:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Exhibit 13.1

Financial Review

Financial Position, Liquidity and Capital Resources, page 21

1.      We note from your disclosure on page 55 that certain of your earnings of foreign subsidiaries are "reinvested." We also note your disclose on page 40 of cash held in foreign accounts. Tell us how you considered disclosing the impact of repatriating the undistributed earnings of foreign subsidiaries. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and

obligations without paying a significant amount of taxes upon their repatriation.  We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Financial Statements

Note 19 - Commitments and Contingencies

Contingencies, page 52

2.      We note your disclosure under the header "Legal Proceedings – General" and have the following comments:

- Please explain how an investor should interpret your disclosure in the last sentence of this paragraph considering the disclosures you have also made under the Infonox and Electronic Payment Systems (EPS) matters.
- Your disclosures refer to certain matters that are "adequately covered by insurance." Please tell us whether the litigation accruals are recorded gross or net of insurance coverage.  Please refer to ASC 210-20.  As part of your response, please tell us whether you considered this insurance coverage when determining the materiality of litigation contingencies for disclosure purposes.
- Please explain to us what you mean by your disclose that certain matters are "believed to be without merit."  In this regard, is the intention of this disclosure to indicate that these matters are remote?

3.      We note your disclosures regarding the Infonex matter.  Please tell us how an investor should interpret the disclosure in the last three sentences that begin with "Based on information that is presently available…"  In this regard, we note that the terminology in this disclosure is not consistent with that of ASC 450 and therefore it is unclear to us how your current disclosure complies with ASC 450-20-50.  Please tell us, using terms consistent with those in ASC 450, how your current disclosures comply with ASC 450-20-50.

4.      With respect to both the Infonex and EPS matter, if there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material you must either disclose the estimated additional loss, or state that such an estimate cannot be made.  Please tell us whether you believe that it is reasonably possible that additional losses would be material and, if so, how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.

5.      Please provide us with proposed disclosure to address the issues noted in the comments above.

Note 20 – Income Taxes, page 53

6.      Please tell us how you considered separately disclosing income before income tax expense for domestic and foreign operations. We refer you to Rule 4-08(h)(1)(i) of Regulation S-X.

7.      We note your disclosure on page 55 regarding earnings of non-U.S. subsidiaries that are considered to be reinvested and therefore you have not provided U.S. taxes on these amounts.  Please tell us the amount of undistributed earnings of foreign subsidiaries that are considered to be "reinvested" as of December 31, 2010 and how you considered providing this quantitative disclosure in your filing.  Refer to ASC 740-30-50-2b.


        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Megan Akst at (202) 551-3407 or Christine Davis, Assistant Chief Accountant at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3499 with any other questions.

                                Sincerely,

                                /s/  Kathleen Collins

                                Kathleen Collins
                                Accounting Branch Chief